UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)
(Rule 13E-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

STARTEK, INC.
(Name of the Issuer)

StarTek, Inc.
CSP Management Limited
Stockholm Parent, LLC
CSP Alpha Co-Invest GP Limited
CSP EAF I GP Limited
CSP Emerging Asia Fund I LP
CSP Victory Limited
CSP Alpha Co-Invest LP
CSP Alpha GP Limited
CSP Alpha Investment LP
CSP Alpha Holdings Parent Pte Ltd
Mukesh Sharda
Bharat Rao
Sanjay Chakrabarty
Rajeev Srivastava
Capital Square Partners Pte Ltd
CSP Management II Limited
CSP EAF II GP Limited
CSP Fund II LP
CSP Alpha Holdings Limited

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
85569C107
(CUSIP Number of Class of Securities)

StarTek, Inc. Attn: Bharat Rao 4610 South Ulster Street, Suite 150 Denver, Colorado 80237 (303) 262-4500
CSP Management Limited
Stockholm Parent, LLC
CSP Alpha Co-Invest GP Limited
CSP EAF I GP Limited
CSP Emerging Asia Fund I LP
CSP Victory Limited
CSP Alpha Co-Invest LP
CSP Alpha GP Limited
CSP Alpha Investment LP
CSP Alpha Holdings Parent Pte Ltd
Mukesh Sharda
Bharat Rao
Sanjay Chakrabarty
Rajeev Srivastava
Capital Square Partners Pte Ltd
CSP Management II Limited
CSP EAF II GP Limited
CSP Fund II LP
CSP Alpha Holdings Limited
Attn: Mukesh Sharda
160 Robinson Road, SBF Center, Suite #10-01
Singapore 068914
(65) 6202-4734

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Saee Muzumdar Andrew Kaplan Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Robert M. Katz Sidharth Bhasin Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

 INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on November 3, 2023, and subsequently amended by Amendment No. 1 filed on December 4, 2023, Amendment No. 2 filed on December 8, 2023 and Amendment No. 3 filed on December 13, 2023, and as amended hereby, together with all exhibits thereto and hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act by (a) StarTek, Inc., a Delaware corporation (“StarTek” or the “Company”), the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”), that are the subject of the Rule 13e-3 transaction; (b) CSP Management II Limited, an exempted limited company formed under the laws of the Cayman Islands; (c) Stockholm Parent, LLC, a Delaware limited liability company (“Parent”); (d) CSP Management Limited, an exempted limited company formed under the laws of the Cayman Islands; (e) CSP Alpha Co-Invest GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (f) CSP EAF I GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (g) CSP Emerging Asia Fund I LP, a limited partnership formed under the laws of the Cayman Islands; (h) CSP Victory Limited, an exempted limited company formed under the laws of the Cayman Islands (“CSP Victory Limited”); (i) CSP Alpha Co-Invest LP, a limited partnership formed under the laws of the Cayman Islands; (j) CSP Alpha GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (k) CSP Alpha Investment LP, a limited partnership formed under the laws of the Cayman Islands; (l) CSP Alpha Holdings Parent Pte Ltd, a private limited company formed under the laws of Singapore (“CSP Alpha Parent” and, together with CSP Victory Limited, the “Sponsor”)); (m) Mukesh Sharda, a natural person; (n) Bharat Rao, a natural person; (o) Sanjay Chakrabarty, a natural person; (p) Rajeev Srivastava, a natural person; (q) Capital Square Partners Pte Ltd, a private limited company formed under the laws of Singapore; (r) CSP EAF II GP Limited, a limited partnership formed under the laws of the Cayman Islands; (s) CSP Fund II LP, an exempted limited partnership formed under the laws of the Cayman Islands (the “Fund”); and (t) CSP Alpha Holdings Limited, an exempted limited company formed under the laws of the Cayman Islands. Collectively, the persons filing this Final Amendment are referred to as the “filing persons.”

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated October 10, 2023 (the “Merger Agreement”), by and among StarTek, Parent and Stockholm Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, on January 5, 2024, Merger Sub merged with and into StarTek, with StarTek continuing as the surviving corporation (the “Surviving Corporation”) and as a subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.
On December 13, 2023, the Company filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and transactions contemplated thereby, including the Merger, and the accompanying Amendment No. 3 to the Rule-3 Transaction Statement on Schedule 13E-3. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. Capitalized terms used but not defined in this Final Amendment have the meaning ascribed to such terms in the Information Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information contained in this Final Amendment, including the Transaction Statement incorporated herein by reference, concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 15. ADDITIONAL INFORMATION

(c)          Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following language:

On January 5, 2024, the Company and Parent filed a Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”), pursuant to which the Merger became effective (such time, the “Effective Time”). As a result of the Merger, the Company became a subsidiary of Parent.

At the Effective Time, pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive $4.30 per share in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). However, the Merger Consideration was not paid in respect of shares held by (i) the Company, Parent, Merger Sub or any of their respective subsidiaries and (ii) shareholders of the Company who properly exercised their dissenters’ rights under Delaware law.

Additionally, immediately prior to the Effective Time:

●
Each outstanding option to purchase shares granted under a Company Stock Plan (as defined in the Merger Agreement) (other than any option granted under the Company Stock Purchase Plan (as defined in the Merger Agreement)) (the “Company Options”) was fully vested and cancelled in exchange for the right to receive an amount in cash equal to the product of (i) the total number of shares of Common Stock subject to such cancelled Company Option multiplied by (ii) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per share of Common Stock subject to such cancelled Company Option, without interest and less required tax withholdings. Any Company Option with respect to which the exercise price per share subject thereto was equal or greater than the Merger Consideration was cancelled in exchange for no consideration.

●
Each outstanding restricted stock unit award (including, for the avoidance of doubt, each such restricted stock unit that is subject to a deferral election) granted under a Company Stock Plan (the “Company RSU Awards”) was fully vested (provided, each Company RSU Award that is subject to performance-based vesting conditions were deemed to be vested at the greater of (i) actual performance determined as of immediately prior to the Effective Time and (ii) target level of performance) and was cancelled in exchange for the right to receive amount in cash equal to the product obtained by multiplying (a) the aggregate number of vested restricted stock units subject to such Company RSU Award by (b) the Merger Consideration, without interest and less required tax withholdings.

●
Each outstanding deferred stock units (including, for the avoidance of doubt, each such deferred stock units that was subject to a deferral election) under a Company Stock Plan (the “Company DSU Awards”) was fully vested and was cancelled in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (i) the aggregate number of vested deferred stock units subject to such Company DSU Award by (ii) the Merger Consideration, without interest and less required tax withholdings.

Prior to the opening of trading on January 5, 2024, the Company notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed and that the Certificate of Merger had been filed, and requested that the NYSE suspend trading of Common Stock on the NYSE prior to the opening of trading on January 5, 2024. The Company also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Common Stock from the NYSE and deregistration of such shares under Section 12(b) of the Exchange Act. As a result, shares of Common Stock will no longer be listed on the NYSE.

In addition, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Common Stock.

On January 5, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K, and is incorporated by reference herein as Exhibit (a)(3).

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)*	Definitive Information Statement of StarTek, Inc. (incorporated herein by reference to StarTek, Inc.’s Definitive Information Statement on Form DEFM14C filed with the SEC on December 13, 2023)

(a)(2)	Current Report on Form 8-K, filed on January 5, 2024 (filed on January 5, 2024 and incorporated herein by reference)

(a)(3)	Press Release dated January 5, 2024 (furnished as Exhibit 99.1 to StarTek, Inc.’s Current Report on Form 8-K, filed on January 5, 2024 and incorporated herein by reference)

(c)(1)*
Opinion of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of StarTek, Inc. dated October 10, 2023 (incorporated herein by reference to Annex B of StarTek, Inc.’s Definitive Information Statement on Form DEFM14C filed with the SEC on December 13, 2023)

(c)(2)*	Confidential discussion materials prepared by Houlihan Lokey Capital, Inc., dated September 20, 2023, for the Special Committee of StarTek, Inc.’s Board of Directors

(c)(3)*	Confidential discussion materials prepared by Houlihan Lokey Capital, Inc., dated October 10, 2023, for the Special Committee of StarTek, Inc.’s Board of Directors

(d)(1)*
Agreement and Plan of Merger, dated as of October 10, 2023, by and among StarTek, Inc., Stockholm Parent, LLC and Stockholm Merger Sub, Inc. (incorporated herein by reference to Annex A of StarTek, Inc.’s Definitive Information Statement on Form DEFM14C filed with the SEC on December 13, 2023)

(d)(2)
Stockholders Agreement dated as of July 20, 2018, by and between Startek, Inc. and CSP Alpha Holdings Parent Pte Ltd (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 20, 2018)

(d)(3)	Employment Agreement with Bharat Rao dated January 27, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 1, 2022)

(d)(4)
Management Services Agreement, dated March 1, 2018, by and between CSP Alpha Holdings Parent Pte Ltd and CSP Alpha Midco Pte Ltd (incorporated herein by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2018)

(f)(1)*
Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of StarTek, Inc.’s Definitive Information Statement on Form DEFM14C filed with the SEC on December 13, 2023)

107*	Filing Fee Table

* Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 5, 2024

STARTEK, INC.

By:	/s/ Bharat Rao
Name: Bharat Rao
Title: Global Chief Executive Officer

STOCKHOLM PARENT, LLC

By:	/s/ Sanjay Chakrabarty
Name: Sanjay Chakrabarty
Title: President and Secretary

CSP MANAGEMENT LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP ALPHA CO-INVEST GP LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP EAF I GP Limited

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP EMERGING ASIA FUND I LP
By: CSP EAF I GP Limited, its general partner

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP VICTORY LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director
CSP ALPHA CO-INVEST LP
By: CSP Alpha Co-invest GP Limited, its general partner

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP ALPHA GP LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP ALPHA INVESTMENT LP
By: CSP Alpha GP Limited, its general partner

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director
CSP ALPHA HOLDINGS PARENT PTE LTD

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

/s/ Mukesh Sharda
Mukesh Sharda

/s/ Bharat Rao
Bharat Rao

/s/ Sanjay Chakrabarty
Sanjay Chakrabarty

/s/ Rajeev Srivastava
Rajeev Srivastava

CAPITAL SQUARE PARTNERS PTE LTD

By:	/s/ Sanjay Chakrabarty
Name: Sanjay Chakrabarty
Title: Director
CSP MANAGEMENT II LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director
CSP EAF II GP LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP FUND II LP
By: CSP EAF II GP Limited, its general partner

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP ALPHA HOLDINGS LIMITED

By:	/s/ Sanjay Chakrabarty
Name: Sanjay Chakrabarty
Title: Director